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                             April 29, 2022

       David Bryant
       Chief Financial Officer
       ACRES Commercial Realty Corp.
       390 RXR Plaza
       Uniondale, NY 11556

                                                        Re: ACRES Commercial
Realty Corp.
                                                            Form 10-K for
fiscal year ended December 31, 2021
                                                            Filed March 9, 2022
                                                            File No. 001-32733

       Dear Mr. Bryant:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for fiscal year ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Core Earnings, page 62

   1. We note your disclosure of non-GAAP financial measures of Core Earnings and Core
                                                        Earnings per common
share - diluted, which include adjustments for various realized and unrealized gains
(losses) and provision for (reversal of) CRE credit losses. In light of these and other
reconciling items, please tell us how you determined it was appropriate to title these measures as
Core Earnings and Core Earnings per common share - diluted.
                                                        Further, given your
response dated December 15, 2017 and consistent with other
                                                        mortgage REITs, tell us
whether you continue to use these measures as distributable
                                                        earnings metrics; if
so, revise your filing to disclose that purpose.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 David Bryant
ACRES Commercial Realty Corp.
April 29, 2022
Page 2

absence of action by the staff.

      You may contact Mark Rakip, Staff Accountant at 202.551.3573 or Shannon Menjivar,
Accounting Branch Chief at 202.551.3856 with any questions.



FirstName LastNameDavid Bryant                         Sincerely,
Comapany NameACRES Commercial Realty Corp.
                                                       Division of Corporation
Finance
April 29, 2022 Page 2                                  Office of Real Estate &
Construction
FirstName LastName